UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

July 11, 2002

SAP AKTIENGESELLSCHAFT
SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG
(Exact name of registrant as specified in its charter)

SAP CORPORATION
SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING
(Translation of registrant’s name into English)

Neurottstrasse 16
69190 Walldorf
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .

SAP AKTIENGESELLSCHAFT
SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG

FORM 6-K

On July 11, 2002, the Executive Board of SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP”), held a meeting at which it revised its existing full year 2002 revenue outlook. As required by the German Securities Trade Act, SAP promptly published a so-called “Ad-Hoc” announcement containing the revised full year 2002 revenue outlook (the “Ad-Hoc Release”). Publication of the Ad-Hoc Release occurred during the normal trading hours of both the German Stock Exchange and the New York Stock Exchange. Both exchanges suspended trading in shares of SAP for one hour after publication of the Ad-Hoc Release. A copy of the Ad-Hoc Release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

In addition, on July 11, 2002, SAP issued a press release (the “Press Release”) announcing SAP’s preliminary second quarter 2002 results, more detail regarding SAP’s revised full year 2002 revenue outlook and confirmation of its existing full year 2002 operating margin outlook. The Press Release is attached as Exhibit 99.2 hereto and incorporated by reference herein.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the SAP’s future financial results are discussed more fully in the SAP’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the SAP’s Annual Report on Form 20-F for 2001 filed with the SEC on March 28, 2002. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

EXHIBITS

Exhibit No.	Exhibit
99.1	Ad-Hoc Release dated July 11, 2002
99.2	Press Release dated July 11, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP AKTIENGESELLSCHAFT SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG (Registrant)

	By:	/s/ Henning Kagermann

Name: Prof. Dr. Henning Kagermann Title: CEO and Co-Chairman

	By:	/s/ Werner Brandt

Name: Dr. Werner Brandt Title: CFO
Date: July 11, 2002

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	(i) Ad-Hoc Release dated July 11, 2002
99.2	(ii) Press Release dated July 11, 2002

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